FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                     Report of Foreign Private Registrants

                       Pursuant to Rule 13a-16 or 15d-16

                    of the Securities Exchange Act of 1934

                        For the month of December, 2004


                          GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                         Fifth Floor, 100 Wood Street,
                           London EC2V 7EX, England
                   (Address of principal executive offices)

                       GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                        22 Grenville Street, St Helier,
                        Jersey JE4 8PX, Channel Islands
                   (Address of principal executive offices)

                        GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                                 69 Park Lane,
                           Croydon CR9 1TQ, England
                   (Address of principal executive offices)


      Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F.....X....  Form 40-F.............

      Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes............      No.......X...........

                                 SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

                                     GRANITE MORTGAGES 04-1 PLC

                                     By:  L.D.C. Securitisation Director No. 1


                                     By: /s/ Sharon Tyson
                                         --------------------------------------
                                     Name:  Sharon Tyson
                                     Title: Director


Date: February 15, 2005

                                     GRANITE FINANCE FUNDING LIMITED


                                     By: /s/ Jonathan David Rigby
                                         --------------------------------------
                                     Name:  Jonathan David Rigby
                                     Title: Director


Date: February 15, 2005

                                     GRANITE FINANCE TRUSTEES LIMITED


                                     By: /s/ Daniel Le Blancq
                                         --------------------------------------
                                     Name:  Daniel Le Blancq
                                     Title: Director


Date: February 15, 2005

INVESTORS' MONTHLY REPORT
-------------------------
GRANITE MORTGAGES 04-1 PLC
--------------------------
Monthly Report re: Granite Mortgages 01-1 Plc, Granite Mortgages 01-2 Plc, Granite Mortgages 02-1 Plc Granite Mortgages 02-2 Plc, Granite Mortgages 03-1 Plc, Granite Mortgages 03-2 Plc, Granite Mortgages 03-3 Plc Granite Finance Trustees Limited, Granite Mortgages 04-2 Plc, Granite Mortgages 04-3 Plc and Granite Finance Funding Limited Period 1 December 2004 - 31 December 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

-------------------------------------------------------------------------------
Number of Mortgage Loans in Pool                              245,812

Current Balance - Trust Mortgage Assets                 (GBP)20,841,117,274

Current Balance - Trust Cash and other Assets           (GBP)1,293,471,868

Last Months Closing Trust Assets                        (GBP)21,530,432,938

Funding share                                           (GBP)20,700,558,170

Funding Share Percentage                                       93.52%

Seller Share*                                           (GBP)1,434,030,972

Seller Share Percentage                                        6.48%

Minimum Seller Share (Amount)*                          (GBP)1,243,845,031

Minimum Seller Share (% of Total)                              5.62%

Excess Spread last quarter annualised (% of Total)             0.46%
-------------------------------------------------------------------------------
* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans

--------------------------------------------------------------------------------------------------------
                     Number         Principal (GBP)      Arrears (GBP)          By Principal (%)
< 1 Month            242,117         20,529,753,382           0                    98.51%

> = 1 < 3 Months      2,939           253,662,919         2,120,858                 1.22%

> = 3 < 6 Months       622            47,633,768          1,173,119                 0.23%

> = 6 < 9 Months       123             9,096,391           411,939                  0.04%

> = 9 < 12 Months       11              970,814             51,791                  0.00%

> = 12 Months           0                  0                  0                     0.00%

Total                245,812         20,841,117,274       3,757,707                100.00%
--------------------------------------------------------------------------------------------------------

Properties in Possession

-------------------------------------------------------------------------------
                             Number       Principal (GBP)      Arrears (GBP)

Total (since inception)        255          16,040,377            805,048
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
Properties in Possession                                            56

Number Brought Forward                                              44

Repossessed (Current Month)                                         12

Sold (since inception)                                             199

Sold (current month)                                                43

Sale Price / Last Loan Valuation                                  1.06

Average Time from Possession to Sale (days)                        133

Average Arrears at Sale                                       (GBP)2,873

Average Principal Loss (Since inception)*                      (GBP)105

Average Principal Loss (current month)**                        (GBP)0

MIG Claims Submitted                                              6

MIG Claims Outstanding                                            0

Average Time from Claim to Payment                               41
-------------------------------------------------------------------------------
*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month

Substitution

-------------------------------------------------------------------------------
                                             Number         Principal (GBP)

Substituted this period                      4,581        (GBP)499,993,930

Substituted to date (since 26 March 2001)   482,636       (GBP)41,332,593,522
-------------------------------------------------------------------------------

CPR Analysis

-------------------------------------------------------------------------------
                                            Monthly           Annualised

Current Month CPR Rate                       5.68%              50.35%

Previous Month CPR Rate                      6.95%              57.89%
-------------------------------------------------------------------------------



-------------------------------------------------------------------------------
Weighted Average Seasoning (by value) Months                    26.81

Weighted Average Remaining Term (by value) Years                20.03

Average Loan Size                                           (GBP)84,785

Weighted Average LTV (by value)                                 73.48%

Weighted Average Indexed LTV (by value)                         60.37%

Non Verified (by value)                                         35.81%
-------------------------------------------------------------------------------

Product Breakdown

-------------------------------------------------------------------------------
Fixed Rate (by balance)                                         47.87%

Together (by balance)                                           23.95%

Capped (by balance)                                             0.96%

Variable (by balance)                                           23.93%

Tracker (by balance)                                            3.29%

Total                                                          100.0%
-------------------------------------------------------------------------------

Geographic Analysis

--------------------------------------------------------------------------------------------------------
                      Number         % of Total          Value (GBP)             % of Total
East Anglia            4,978            2.03%            423,074,681                2.03%

East Midlands         17,533            7.13%           1,329,663,282               6.38%

Greater London        29,970           12.19%           4,157,802,896              19.95%

North                 29,133           11.85%           1,631,859,483               7.83%

North West            33,386           13.58%           2,263,345,336              10.86%

Scotland              26,205           10.66%           1,633,943,594               7.84%

South East            36,462           14.83%           4,232,830,918              20.31%

South West            15,905            6.47%           1,504,728,667               7.22%

Wales                 10,152            4.13%            683,588,647                3.28%

West Midlands         16,090            6.55%           1,279,644,601               6.14%

Yorkshire             25,998           10.58%           1,700,635,170               8.16%

Total                245,812            100%           20,841,117,274               100%
--------------------------------------------------------------------------------------------------------

LTV Levels Breakdown

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)             % of Total

0% < 25%                               10,042            391,813,005                1.88%

> = 25% < 50%                          33,610           2,469,672,397              11.85%

> = 50% < 60%                          20,935           1,894,457,560               9.09%

> = 60% < 65%                          11,197           1,052,476,422               5.05%

> = 65% < 70%                          13,387           1,279,644,601               6.14%

> = 70% < 75%                          18,064           1,688,130,499               8.10%

> = 75% < 80%                          18,712           2,000,747,258               9.60%

> = 80% < 85%                          29,755           2,992,784,441              14.36%

> = 85% < 90%                          31,012           2,638,485,447              12.66%

> = 90% < 95%                          46,721           3,505,475,925              16.82%

> = 95% < 100%                         12,099            910,756,825                4.37%

> = 100%                                 278             16,672,894                 0.08%

Total                                  245,812          20,841,117,274             100.0%
--------------------------------------------------------------------------------------------------------

Repayment Method

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)             % of Total

Endowment                              25,497           1,913,214,566               9.18%

Interest Only                          34,061           4,685,083,163              22.48%

Pension Policy                           608              62,523,352                0.30%

Personal Equity Plan                    1,141             85,448,581                0.41%

Repayment                              184,505          14,094,847,612             67.63%

Total                                  245,812          20,841,117,274             100.00%
--------------------------------------------------------------------------------------------------------

Employment Status

--------------------------------------------------------------------------------------------------------
                                       Number            Value (GBP)              % of Total

Full Time                              214,611          17,162,660,075             82.35%

Part Time                               3,207            191,738,279                0.92%

Retired                                  483             16,672,894                 0.08%

Self Employed                          24,785           3,340,831,099              16.03%

Other                                   2,726            129,214,927                0.62%

Total                                  245,812          20,841,117,274             100.00%
--------------------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------
NR Current Existing Borrowers' SVR                         6.84%

Effective Date of Change                             1 September 2004
-------------------------------------------------------------------------------

Notes     Granite Mortgages 04-1 plc

--------------------------------------------------------------------------------------------------------
                     Outstanding             Rating            Reference Rate         Margin
                                       Moodys/S&P/Fitch
Series 1

A1                        $0             P-1/A-1+/F1+              2.10%              -0.04%

A2                  $1,185,000,000       Aaa/AAA/AAA               2.58%               0.07%

B                     $52,000,000         Aa3/AA/AA                2.72%               0.21%

M                     $72,000,000          A2/A/A                  2.92%               0.41%

C                    $108,000,000       Baa2/BBB/BBB               3.41%               0.90%

Series 2

A1                  $1,185,000,000       Aaa/AAA/AAA               2.67%               0.16%

A2                (euro)900,000,000      Aaa/AAA/AAA               2.34%               0.16%

B                  (euro)91,000,000       Aa3/AA/AA                2.52%               0.34%

M                  (euro)45,000,000        A2/A/A                  2.75%               0.57%

C                  (euro)60,000,000     Baa2/BBB/BBB               3.25%               1.07%

Series 3

A                  (GBP)600,000,000     Aaa/AAA/AAA                5.04%               0.16%

B                  (GBP)23,000,000       Aa3/AA/AA                 5.22%               0.34%

M                  (GBP)10,000,000        A2/A/A                   5.45%               0.57%

C                  (GBP)20,000,000     Baa2/BBB/BBB                5.95%               1.07%
--------------------------------------------------------------------------------------------------------

Credit Enhancement

--------------------------------------------------------------------------------------------------------
                                                                                 % of Notes Outstanding

Class B and M Notes ((GBP) Equivalent)                      (GBP)194,305,490           6.87%

Class C Notes ((GBP) Equivalent)                            (GBP)120,180,421           4.25%

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
                                                                                  % of Funding Share

Class B and M Notes ((GBP) Equivalent)                      (GBP)194,305,490           0.94%

Class C Notes ((GBP) Equivalent)                            (GBP)120,180,421           0.58%

--------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------
Granite Mortgages 04-1 Reserve Fund Requirement              (GBP)60,000,000           0.29%

Balance Brought Forward                                      (GBP)60,000,000           0.29%

Drawings this Period                                             (GBP)0                0.00%

Excess Spread this Period                                     (GBP)5,310,700           0.03%

Funding Reserve Fund Top-up this Period*                     -(GBP)5,310,700          -0.03%

Current Balance                                              (GBP)60,000,000           0.29%
--------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------
Funding Reserve Balance                                      (GBP)30,537,349           0.15%

Funding Reserve %                                                  1.0%                   NA
--------------------------------------------------------------------------------------------------------
*Top-ups only occur at the end of each quarter.

Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom

A arrears trigger event will occur if the outstanding principal balance of 90+ day arrears in the trust exceed 2%. In the event of an arrears trigger the Granite Mortgages 04-2 issuer reserve fund will step up to 1.415% and the Granite 04-3 issuer reserve fund will step up to 1.38%. This trigger event is curable.

A issuer non call trigger event will occur if any of the issuers are not called on their step up and call dates. In the event of an issuer non call trigger the Granite Mortgages 04-2 issuer reserve fund target will step up by 0.275%, the Granite Mortgages 04-3 issuer reserve fund target by 0.27% and the funding reserve target will step up by 0.10%.

A accelerated controlled amortisation trigger will occur if any of the issuers are not called on their step up and call dates. In the event of an accelerated controlled amortisation trigger all Granite Mortgages 04-2 & 04-3 tranches become pass through securities.